Filed pursuant to Rule 424(b)(3)
Registration No. 333-189713

PACIFIC ETHANOL, INC.

PROSPECTUS SUPPLEMENT NO. 1 DATED JUNE 3, 2014
TO PROSPECTUS DATED MAY 15, 2014

The final prospectus of Pacific Ethanol, Inc. dated May 15, 2014 is supplemented to include the following information:

The information contained under the heading entitled “Selling Security Holder Table” in the section of the final prospectus titled “Selling Security Holders” is hereby updated and replaced with the following:

Selling Security Holder Table

This prospectus covers the sale by the selling security holders of up to an aggregate of 1,349,526 shares of common stock, representing shares of our common stock issuable or previously issued upon exercise of the Warrants, or Warrant Shares. We are registering the shares of common stock in order to permit the selling security holders to offer the shares for resale from time to time. Except for the ownership of the Warrants described below, the selling security holders have not had any material relationship with us within the past three years except as disclosed under the heading “Our Relationships with the Selling Security Holders” below.

The table below lists the selling security holders and other information regarding the beneficial ownership of the shares of common stock held by each of the selling security holders. The second column lists the number of shares of common stock beneficially owned by the selling security holders, as of May 30, 2014, based on their respective ownership of shares of common stock and Warrants. The number of shares in the second column does not take into account any limitations on the exercise of any warrants, including the Warrants.

The third column lists the shares of common stock being offered by this prospectus by the selling security holders. The selling security holders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

The fourth column assumes the sale of all of the shares offered by the selling security holders under this prospectus.

Except as disclosed in the footnotes to the table below, each of the selling security holders has represented to us that it is not a broker-dealer, or affiliated with or associated with a broker-dealer, registered with the Securities and Exchange Commission or designated as a member of the Financial Industry Regulatory Authority. The shares of common stock being offered under this prospectus may be offered for sale from time to time during the period the registration statement of which this prospectus is a part remains effective, by or for the accounts of the selling security holders listed below.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to the securities. To our knowledge, except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Except as indicated by footnote, all shares of common stock underlying derivative securities, if any, that are currently exercisable or convertible or are scheduled to become exercisable or convertible for or into shares of common stock within 60 days after May 30, 2014, the date of the table, are deemed to be outstanding for the purpose of calculating the percentage ownership of each listed person or group but are not deemed to be outstanding as to any other person or group.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to Offering	Maximum Number of Shares of Common Stock to be Sold Pursuant to this Prospectus	Shares of Common Stock Beneficially Owned After Offering (#)
			Number	Percentage
CWD OC 522 Master Fund, Ltd. (1)	420,816 (2)	270,116 (3)	150,700	*
Candlewood Special Situations Master Fund, Ltd. (1)	842,147 (4)	542,847 (3)	299,300	1.48%
Credit Suisse Loan Funding LLC (5)	703,675 (6)	532,377 (7)	171,298	*
CCVF PacEth LLC (8)	2,093 (7)	2,093 (7)	—	—
Candlewood Credit Value Fund II, LP (8)	2,093 (7)	2,093 (7)	—	—

*	Less than 1%.

(#)	Assumes all shares being offered under this prospectus are sold. The percentage of beneficial ownership is based on 21,078,347 shares of common stock, consisting of 20,265,384 shares of common stock outstanding as of May 8, 2014, 812,963 shares of common stock offered under this prospectus that are issuable upon exercise of the Warrants.

(1)	Michael Lau, David Koenig, Phil DeSantis and Indra Chandra, as Managing Partners of Candlewood Investment Group, LP (“CIG”), the investment manager of the selling security holder, have the power to vote and dispose of the securities held by the selling security holder and may be deemed to beneficially own such securities. Mr. Lau, Mr. Koenig, Mr. DeSantis, Mr. Chandra and CIG each disclaim beneficial ownership of such securities.

Under the terms of the Warrants held by the selling security holder, the selling security holder may not exercise the Warrants to the extent (but only to the extent) that the selling security holder or any of its affiliates would, after such exercise, beneficially own more than 7.50% of our outstanding shares of common stock, or Blocker. The Blocker applicable to the exercise of the Warrants may be raised or lowered at the option of the selling security holder to any percentage not in excess of 9.99%, except that any increase will only be effective upon 61-days’ prior notice to us. The number of shares in the table above does not reflect this limitation contained in the Warrants held by the selling security holder.

CWD OC 522 Master Fund, Ltd., Candlewood Special Situations Master Fund, Ltd. and CIG, together with certain other investment funds advised by CIG that are not selling security holders, may be deemed to be a “group” within the meaning of Section 13(d) of the Exchange Act (collectively, the “Candlewood Entities”). To the extent that such entities are deemed to be a “group,” each such entity may be deemed to beneficially own all of the shares of common stock beneficially owned by each other member of the “group.” The number of shares of common stock represented as beneficially owned by the selling security holder in the table does not include any shares of common stock that may be deemed to be beneficially owned by such entity as a result of membership in any “group”. As such, the number of shares of common stock represented as beneficially owned (i) by CWD OC 522 Master Fund, Ltd. in the table does not include shares of common stock represented in the table as beneficially owned by Candlewood Special Situations Master Fund, Ltd. and (ii) by Candlewood Special Situations Master Fund, Ltd. in the table does not include shares of common stock represented in the table as beneficially owned by CWD OC 522 Master Fund, Ltd.

The Candlewood Entities may be deemed to beneficially own an aggregate of 1,262,963 shares, or 5.99%, of our outstanding shares, prior to the offering, including 812,963 shares issuable upon exercise of Warrants held by CWD OC 522 Master Fund, Ltd. and Candlewood Special Situations Master Fund, Ltd. The Candlewood Entities may be deemed to beneficially own an aggregate of 450,000 shares, or 2.22%, after the offering.

None of the Candlewood Entities is affiliated with the Credit Value Entities (see footnote 8).

(2)	Includes 270,116 shares of common stock issuable upon exercise of Warrants.

(3)	Represents shares of common stock issuable upon exercise of Warrants.

(4)	Includes 542,847 shares of common stock issuable upon exercise of Warrants.

(5)	Credit Suisse Loan Funding LLC is an indirect wholly owned subsidiary of Credit Suisse Group AG, a publicly traded corporation (NYSE:CS). Credit Suisse Loan Funding LLC is affiliated with a broker-dealer. Credit Suisse Loan Funding LLC has represented that it acquired the securities offered for its own account in the ordinary course of business, and at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly, to distribute the securities. Credit Suisse Loan Funding LLC does not hold any outstanding Warrants.

(6)	Includes 532,377 shares of common stock issued upon exercise of the Warrants previously held by the selling security holder.

(7)	Represents shares of common stock issued upon the exercise of the Warrants previously held by the selling security holder.

(8)	Donald Pollard, Grant Pothast and Michael Geroux, as portfolio managers of Credit Value Partners LP (“CVP”), the investment manager of the selling security holder, have the power to vote and dispose of the securities held by the selling security holder and may be deemed to beneficially own such securities. Messrs. Pollard, Pothast and Geroux, and CVP, each disclaim beneficial ownership of such securities.

CCVF PacEth LLC, Candlewood Credit Value Fund II, LP and CVP are affiliated entities and may be deemed to be a “group” within the meaning of Section 13(d) of the Exchange Act (collectively, the “Credit Value Entities”). To the extent CCVF PacEth LLC, Candlewood Credit Value Fund II, LP and CVP are deemed to be a “group,” each such entity may be deemed to beneficially own all of the shares of common stock beneficially owned by each other member of the “group.” The number of shares of common stock represented as beneficially owned by the selling security holder in the table does not include any shares of common stock that may be deemed to be beneficially owned by such entity as a result of membership in any “group”. As such, the number of shares of common stock represented as beneficially owned (i) by CCVF PacEth LLC in the table does not include shares of common stock represented in the table as beneficially owned by Candlewood Credit Value Fund II, LP and (ii) by Candlewood Credit Value Fund II, LP in the table does not include shares of common stock represented in the table as beneficially owned by CCVF PacEth LLC.

The Credit Value Entities would beneficially own 4,186 shares prior to the offering, consisting of the shares issued upon exercise of Warrants held by Candlewood Credit Value Fund II, LP and Candlewood Credit Value Fund II, LP.

The Credit Value Entities do not hold any outstanding Warrants.

None of the Credit Value Entities is affiliated with the Candlewood Entities (see footnote 1).

(End of Prospectus Supplement No. 1.)